WARREN RESOURCES, INC.

1114 Avenue of the Americas, 34th Floor

New York, NY 10036

April 2, 2013

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Warren Resources, Inc.

Acceleration Request

Registration Statement on Form S-3, as amended through Amendment No. 2

File No. 333-186625

Dear Sir/Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), and in connection with the above-referenced Registration Statement, Warren Resources, Inc. (the “Company”) hereby requests that said Registration Statement be declared effective on Thursday, April 4, 2013 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Alan Talesnick, Patton Boggs LLP, 1801 California Street, #4900, Denver, Colorado  80202.

The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the above-referenced Registration Statement.  Further, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please telephone Alan Talesnick at (303) 894-6378 or David Allred at (202) 457-6106 both at the law firm of Patton Boggs LLP.

Very truly yours,

/s/ David E. Fleming
David E. Fleming
Senior Vice President